                                   FORM 11-K


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C. 20549



 (Mark One)

[X]   Annual Report pursuant to Section 15(d) of the Securities Exchange Act of
      1934

For the fiscal year ended December 31, 2000
                          -----------------


                                      or


[_] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _________________ to ___________________


Commission file number 1-11720
                       -------



                        ADVO, Inc. 401(k) Savings Plan
              --------------------------------------------------
                           (Full title of the plan)




                                  ADVO, Inc.
                               One Univac Lane,
                                 P.O. Box 755,
                            Windsor, CT 06095-0755
          -----------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                        ADVO, Inc. 401(k) Savings Plan

                                 Annual Report

                              Index to Form 11-K

                         Year Ended December 31, 2000






Report of Independent Auditors

Financial Statements:

          Statements of Assets Available for Plan Benefits as of
               December 31, 2000 and 1999

          Statements of Changes in Assets Available for Plan
               Benefits for the years ended December 31, 2000 and 1999

          Notes to Financial Statements

Supplemental Schedule:

Schedule I - Schedule H, Line 4i -Schedule of Assets Held for Investment
             Purposes as of December 31, 2000


Exhibit 23 - Consent of Ernst & Young LLP

Signature

Report of Independent Auditors
------------------------------

To the Plan Administrator of
ADVO, Inc.
401(k) Savings Plan

We have audited the accompanying statements of assets available for plan benefits of the ADVO, Inc. 401(k) Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 2000 and 1999, and the changes in its assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                 \s\ Ernst & Young LLP

Hartford, Connecticut
June 7, 2001

                                  ADVO, Inc.
                              401(k) Savings Plan
               Statements of Assets Available for Plan Benefits




                                                       December 31,
                                          ----------------------------------

Assets
------
                                                  2000                1999
                                                  ----                ----

Investments at Fair Value                 $ 76,781,444         $ 72,456,454


Receivables:
   Employees' Contributions                    348,047              202,941
   Employer's Contributions                    215,939              122,482
                                          ------------         ------------
         Total Receivables                     563,986              325,423

                                          ------------         ------------

Assets Available for Plan Benefits        $  77,345,430        $ 72,781,877
                                          =============        ============


                See accompanying notes to financial statements.

                                  ADVO, Inc.
                              401(k) Savings Plan
          Statements of Changes in Assets Available for Plan Benefits

                                                                                    Year-ended
                                                                                   December 31,
                                                                       -------------------------------------
      Additions to assets attributed to:
                                                                            2000                   1999
                                                                            ----                   ----
Investment income:
    Net realized and unrealized (depreciation)/
      appreciation in fair value of investments                        $  (3,568,712)         $    8,323,682
    Interest                                                                 199,095                 173,702
    Dividends                                                              3,385,412               2,148,025

Contributions:
    Employee                                                               7,488,874               7,286,778
    Employer                                                               4,922,064               4,823,681
    Participant rollover                                                     504,555                 280,838
                                                                      --------------          --------------

Total Additions                                                           12,931,288              23,036,706

     Deductions to assets attributed to:

Benefit payments                                                           8,367,735               9,542,820
                                                                      --------------          --------------

Net increase in assets available
    for plan benefits:                                                     4,563,553              13,493,886

Assets Available for Plan Benefits:
  Beginning of the year                                                   72,781,877              59,287,991
                                                                      --------------          --------------

  End of the year                                                     $   77,345,430          $   72,781,877
                                                                      ==============          ==============

                See accompanying notes to financial statements.

                                  ADVO, Inc.
                              401(k) Savings Plan
                         Notes to Financial Statements
                               December 31, 2000


A.   Description of the Plan
     -----------------------

The following description of the ADVO, Inc. 401(k) Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------
The Plan is a defined contribution plan covering all employees ("participants") of ADVO, Inc. (the "Company") who have completed one year of service. Effective January 1, 1999, all hourly and sales associates were eligible to participate in the Plan after completing the Plan's service requirement.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, (ERISA).

Contributions
-------------
Participants may contribute up to 16 percent of their annual compensation on a pretax basis, as defined in the Plan. Participants may also contribute amounts representing rollover distributions from other defined contribution plans.

The Company contributes 100 percent of the first 6 percent of a participant's pay deferral contributions to the Plan.

All investment programs are fully participant directed. Participants direct the investment of their and the Company's contributions into various investment options offered by the Plan. The Plan currently offers nine investment options: three collective investment funds, four mutual funds, and two ADVO custom funds which include a fund with Company stock.

Participant Accounts
--------------------
Each participant's account is credited with the participant's contribution, the Company's matching contribution, and the Plan's earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
-------
Participants are immediately vested in their voluntary contributions and related employer matching contributions plus actual earnings thereon.

Payment of Benefits
-------------------
On termination of service, a participant may elect to receive a lump-sum amount equal to the value of their account.

                                  ADVO, Inc.
                              401(k) Savings Plan
                         Notes to Financial Statements
                               December 31, 2000

Loans
-----
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Expenses of the Plan
--------------------
All costs and expenses of operation and administration of the Plan are paid by the Company.

Plan Termination
----------------
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100 percent vested in their accounts. After payment of expenses, distributions would be made pro rata based on the value of such accounts.

ADVO Custom Funds
-----------------
Employer custom funds include the ADVO AXP New Dimensions Fund and the ADVO Stock Fund. Custom funds are unregistered custom separate accounts maintained by the Trustee and established by the Company for the benefit of the Plan and any other qualified plan of the Company. Ownership is represented by each plans' proportionate units of participation.

Although the performance of the custom fund is based on the performance of the underlying mutual fund or company common stock, the value of a fund unit is different from the net asset value of the mutual fund or the price of one share of common stock. Changes in the unit value of the fund will be affected by price changes in the underlying mutual fund or common stock, earnings, dividends, interest and applicable fees and expenses of the fund. Additionally, the funds maintain highly liquid money market instruments which may contribute to differences in performance between the fund units and net asset value of the underlying mutual funds or common stock.

B.   Summary of Accounting Policies
     ------------------------------

Basis of Accounting
-------------------
The financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments
------------------------
The fair value of investments in mutual funds is based on the quoted market prices of the shares held in these funds at year-end.

The fair value of investments in the collective investment funds and the ADVO custom funds is based on the net asset value ("NAV") of participation units held by the Plan at year-end. These NAVs are calculated based on the current market value of the underlying securities and the current number of units held by participants in these funds.

Participant loans are stated at their outstanding principal balances which approximate fair value.

                                   ADVO, Inc
                              401(k) Savings Plan
                         Notes to Financial Statements
                               December 31, 2000

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management believes that the estimates and related assumptions in the preparation of these financial statements are appropriate, actual results could differ from those estimates.


C.   Investments
     -----------

The Plan's investments are primarily held by bank-administered trust funds. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's assets available for plan benefits are separately identified by the following "*".

                                                                         December 31,
                                                            ---------------------------------------
                                                                  2000                   1999
                                                                  ----                   ----
Cash                                                         $         2,754        $      97,394
-----

Collective Investment Funds:
---------------------------
Merrill Lynch Income Accumulation Fund                             7,247,837  *         7,117,369   *
Barclays Global Investors Asset Allocation Fund                   10,535,251  *        10,449,927   *
Barclays Global Investors S&P MidCap Stock Fund                    5,027,571  *         2,934,418

Mutual Funds
------------
Templeton Foreign Fund                                             2,952,219            2,710,207
Barclays Global Investors S&P 500 Stock Fund                      20,035,185  *        21,354,086   *
Lord Abbett Developing Growth Fund                                 2,137,339            1,211,318
Merrill Lynch Retirement Reserves Money Fund                       3,851,055            3,831,927   *

ADVO Custom Funds:
-----------------
ADVO AXP New Dimensions Fund                                      16,997,779  *        17,611,366   *
ADVO Stock Fund                                                    5,719,970  *         3,085,028

Participant Loans                                                  2,274,484            2,053,414

                                                             ---------------        -------------
TOTAL                                                        $    76,781,444        $  72,456,454
                                                             ===============        =============

                                   ADVO, Inc
                              401(k) Savings Plan
                         Notes to Financial Statements
                               December 31, 2000


During 2000 and 1999, the Plan's investments (including investments purchased, sold as well as held during the year) (depreciated)/appreciated in fair value as determined by quoted market prices as follows:

                                               Net Realized and Unrealized
                                              (Depreciation)/ Appreciation
                                              In Fair Value of Investments
                                           -----------------------------------
                                                 2000                 1999
                                                 ----                 ----

Collective Investment Funds                $        828,362      $   1,758,299
Mutual Funds                                     (5,356,017)         2,534,038
ADVO Custom Funds                                   958,943          4,031,345
                                           ----------------      -------------
                                           $     (3,568,712)     $   8,323,682
                                           ================      =============


D.   Differences Between Financial Statements and Form 5500
     ------------------------------------------------------

The following is a reconciliation of assets available for plan benefits per the financial statements to the Plan's Form 5500:

                                                      December 31,
                                           -----------------------------------
                                                 2000              1999
                                                 ----              ----
Assets available for plan benefits
   per the financial statements            $    77,345,430    $    72,781,877
Amounts allocated to withdrawn
   participants                                   (429,623)          (107,053)
                                           ---------------    ---------------
Assets available for plan benefits
   per the Form 5500                       $    76,915,807    $    72,674,824
                                           ===============    ===============

The following is a reconciliation of benefit payments per the financial statements to the Plan's Form 5500:


                                               Year Ended December 31,
                                         -----------------------------------
                                             2000                   1999
                                             ----                   ----
Benefit payments per
   the financial statements             $   8,367,735          $  9,542,820
Add: Current year amounts allocated
  to withdrawn participants                   429,623               107,053
Less: Prior year amounts allocated
   to withdrawn participants                 (107,053)             (775,722)
                                        -------------          ------------
Benefits paid to participants per
   the Form 5500                        $   8,690,305          $  8,874,151
                                        =============          ============

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                                   ADVO, Inc
                              401(k) Savings Plan
                         Notes to Financial Statements
                               December 31, 2000

F.   Income Tax Status
     -----------------

The Plan has received a determination letter from the Internal Revenue Service dated August 23, 1995, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                                                                      Schedule I

                                  ADVO, Inc.
                              401(k) Savings Plan
          Employer Identification Number 06-0885252, Plan Number 001
Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of
                                     Year
                               December 31, 2000

                                                              Description of Investment,
Identity of Issue, Borrower, Lessor                        Including Maturity Date, Rate of
          or Similar Party                                 Interest, Par or Maturity Value          Current Value
-----------------------------------                        -------------------------------          -------------
Cash                                                                      --                         $       2,754

Collective Investment Funds:
   Merrill Lynch Income Accumulation Fund                          7,247,837 units                       7,247,837
   Barclays Global Investors Asset Allocation Fund                   285,818 units                      10,535,251
   Barclays Global Investors S&P MidCap Stock Fund                   132,689 units                       5,027,571

Mutual Funds:
   Templeton Foreign Fund                                            285,514 units                       2,952,219
   Barclays Global Investors S&P 500 Stock Fund                      939,296 units                      20,035,185
   Lord Abbett Developing Growth Fund                                131,610 units                       2,137,339
   Merrill Lynch Retirement Reserves Money Fund                    3,851,055 units                       3,851,055

ADVO Custom Funds: *
   ADVO AXP New Dimensions Fund                                      490,981 units                      16,997,779
   ADVO Stock Fund                                                   160,628 units                       5,719,970

Participant Loans                                          Bear interest at rates ranging
                                                           from 7-10.5% with varying
                                                           maturity dates                                2,274,484
                                                                                                      ------------

    TOTAL                                                                                             $ 76,781,444
                                                                                                      ============

* Indicates party-in-interest to the Plan.

Cost column is not applicable because all investment programs are fully participant directed.

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the ADVO, Inc., Associate Savings Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   ADVO, Inc.
                                   401(k) Savings Plan



Date: June 19, 2001                     By: /s/ SCOTT ESPOSITO
      -------------                         ----------------------------
                                                Scott Esposito
                                                Vice President, Human Resources